UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 4)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

VOLCOM, INC.

(Name of Subject Company)

VOLCOM, INC.

(Names of Person(s) Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

92864N101

(CUSIP Number of Class of Securities)

S. Hoby Darling

Senior Vice President, Strategic Development, General Counsel

Volcom, Inc.

1740 Monrovia Avenue

Costa Mesa, California 92627

(949) 646-2175

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

Cary K. Hyden

Michael A. Treska

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, California 92626

(714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Volcom, Inc. (“Volcom” or the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on May 11, 2011 and amended on May 23, 2011, May 24, 2011 and June 2, 2011 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Transfer Holding, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of PPR S.A., a “société anonyme à conseil d’administration” (a corporation with a board of directors) (“PPR”), to purchase all of the outstanding common stock, par value $0.001 per share, of Volcom (the “Shares”), at a price of $24.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated May 11, 2011 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by PPR and Purchaser with the SEC on May 11, 2011. The Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of Item 8:

Extension of the Offer.

On June 8, 2011, PPR and Purchaser announced an extension of the expiration of the Offer until 5:30 p.m., New York City time, on Thursday, June 16, 2011, unless further extended. All other terms and conditions of the Offer remain the same. The Offer, which was previously scheduled to expire at 12:00 midnight, New York City time, at the end of Thursday, June 9, 2011, was extended to allow additional time to obtain necessary foreign antitrust approvals. PPR, Purchaser and the Company have mutually agreed to this extension of the Offer.

The transaction is subject to the satisfaction of customary closing conditions, including the Antitrust Condition (as defined in the Merger Agreement). As previously announced on May 24, 2011, PPR and the Company received notification of early termination of the waiting period under the HSR Act, as applicable to the Offer.

Computershare Trust Company, N.A., the depositary for the Offer, has indicated that, as of 4:00 p.m., New York City time, on June 7, 2011, approximately 8,868,132 Shares (including 4,014,184 Shares tendered through notices of guaranteed delivery) had been validly tendered and not withdrawn pursuant to the Offer. The full text of a press release by PPR announcing the extension of the Offer is filed as Exhibit (a)(5)(B) hereto and is incorporated herein by reference.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(5)(B)	Press release issued by PPR S.A. on June 8, 2011 (incorporated by reference to Exhibit (a)(5)(E) to Schedule TO-T/A of PPR S.A. and Transfer Holding, Inc. was filed with the SEC on June 8, 2011).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VOLCOM, INC.

By:	/S/ S. Hoby Darling
Name:	S. Hoby Darling
Title:	Senior Vice President, Strategic Development, General Counsel

Dated: June 8, 2011

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